KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 1,376,536
Adjustments to reconcile net income to total cash flows from operating activities:	
Depreciation and amortization	110,057
Accounts receivable:	
Clearing brokers and insurance companies	140,206
Employee advances	(2,569)
Representative advances	(10,478)
Prepaid expenses	(296,230)
Accounts payable and accrued expenses	143,948
Due to related party	(371,321)
Deferred rents	(13,465)
Commissions payable	(618,285)
Deposits	(20,000)
Total adjustments	(938,137)
Total cash flows from operating activities	438,399
Cash flows (used in) investing activities:	
Purchase of property and equipment	(180,329)
Cash flows (used in) financing activities:	
Stockholder distributions	(521,000)
Net decrease in cash and cash equivalents	(262,930)
Cash and cash equivalents, beginning of period	3,423,991
Cash and cash equivalents, end of period	$ 3,161,061
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 12,491

The accompanying notes are an integral part of these financial statements.